FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of October 2002

                                     Rhodia
                                  -----------
                 (Translation of registrant's name into English)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt

                                     France
                                  -----------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X   Form 40-F
                                   ---           ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)

                                  Yes     No X
                                     ---    ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)


Enclosures:

Rhodia is submitting under cover of Form 6-K:

     - the Group management discussion and analysis of the results for the first half of the year 2002; and
     - its unaudited condensed consolidated financial statements for the six months ended June 30, 2002.

                                  Rhodia Group

                    Group management discussion and analysis

                                 [Rhodia Logo]


RESULTS FOR THE FIRST HALF OF THE YEAR 2002

(Reported basis)


                                      ------------------------------------------
In Euro Million                       1st Half 2002    1st Half 2001        %
--------------------------------------------------------------------------------
Net Sales                                 3,485           3,906            -10.8
--------------------------------------------------------------------------------
EBITDA *                                    424             454             -6.6
--------------------------------------------------------------------------------
Operating income                            194             215             -9.8
--------------------------------------------------------------------------------
Net Income                                    6              18            -66.7
--------------------------------------------------------------------------------
Earnings Per Share (Euro)                  0.03            0.10              -70
--------------------------------------------------------------------------------

     * EBITDA equals operating income before depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indicator of operating performance or cash flow as a source of liquidity, and may not be comparable with EBITDA as defined and reported by other companies.

o    Business Review - Five Divisions (comparison 1st Half 2002 versus 1er Half
     2001)

     The sales of the Fine Organics Division is 6.5% down on first half 2001. On a comparable basis (constant scope of consolidation and exchange rates), it came down by 5.1%, comprising 1.9% in volume and 3.2% in price. Pharmaceuticals Ingredients and Perfume & Specialties activities experienced a downturn in volume, owing to increased competition, especially in the USA. On the opposite, Chirex experienced a strong upturn in its activity.
     Prices fell down by 3.2%, at the divisional level, as a result of indexing intermediate Phenol-based activities, however this decrease in price had no impact on margins.
     EBITDA decreased from Euro 72 million to Euro 70 million. Excluding exchange rate and structural effects, it increased roughly by Euro 1 million. The fall in EBITDA reported in Pharmaceuticals Ingredients and Perfume & Specialties activities was offset by the rise in Chirex and Life Sciences EBITDA. In particular, the Intermediates activity is experiencing difficulties in the starting of one of its industrial production unit; it resulted in extra costs amounting to around Euro 13 million for the first half of the year.

     The sales of the Consumer Specialties Division is 15.8% down. On a comparable basis (constant scope of consolidation and exchange rates), it came down by 5.4%, comprising 4.5% in volume and 0.9% in price.

     The Phosphorus Derivatives activity experienced a strong volume growth . On the opposite, the other activities of this Division experienced a downturn both in volume and price.

     EBITDA increased from Euro 109 million to Euro 122 million. Excluding exchange rate and structural effects, it increased by Euro 19 million. This is mainly due to restructuring efforts in Specialty Phosphates, and to the improvement in the mix of Cosmetics and Detergents.

     The sales of the Industrial Specialties Division is down 3%. On a comparable basis (constant scope of consolidation and exchange rates), it came down by 0.4%, comprising -0.9% in volume and +0.5% in price. Volume grew in Coatings and Building Materials, as well as in Silicas, but decreased in Silicones. EBITDA increased from Euro 67 million to Euro 79 million. Excluding exchange rate and structural effects, it increased by Euro 13 million.
     This improvement is true all across the division. It was particularly strong in the Coatings and Building Materials enterprise, which benefited both from growth in its key markets, paints and coatings, and improvement in its product mix. The Silicas reported a significant volume growth, especially on the tire and neutraceutical markets. In a weak demand environment, Silicones resisted price pressures through optimizing its product mix.

     The Polyamide Division still suffered from the absence of recovery on the textile market. Its turnover fell by 13.1%. On a comparable basis (constant scope of consolidation and exchange rates), it came down by 11.9%, comprising 8.9% in volume and 3% in price.
     EBITDA fell from Euro 107 million to Euro 99 million. This decrease is reported among all activities but the Intermediates, which experienced a progressive recovery since the beginning of the year, and benefited from a starting of its polyamide investment made in 2001.

     The sales of the Services and Specialties is down 6.4%. On a comparable basis (constant scope of consolidation and exchange rates), it came down by 4%, comprising +0.2% in volume and -4.2% in price.
     EBITDA decreased from Euro 102 million ( from Euro 98 million excluding exchange rate and structural effects ) to Euro 88 million.
     The profitability in the filter tow activity continued to grow. Electronics showed the beginnings of a recovery. Nevertheless, the European sulphuric acid activity still faces price pressure.


o    NET FINANCIAL INDEBTEDNESS REDUCTION BY EURO 184 MILLION

     The reduction of our net debt by Euro 184 million as of June 30, 2002 ( Euro 2 388 million against 2 572 million as at December 31, 2001) was driven by the Group-ability to generate operational cash flow.

     The working capital was reduced to 15.5% of net sales as of June 30, 2002, from 19.5% as of June 30, 2001. The Group also reduced by 30% its capital expenditures over the first half of the year, compared with the first half of 2001.

     Rhodia also benefited from the strength of the Euro against the Dollar.

o    80% OF THE DIVESTITURE PROGRAM ACHIEVED OR COMMITTED

     During the first half of 2002, and as announced by the Group in January, Rhodia committed to a program to divest Euro 500 million in order to reduce net debt.

     The actions taken are in line with Rhodia's objective to divest non-strategic businesses that do not contribute to the Group's development model of bringing high valued added solutions to its customers through the cross fertilisation of technologies.

     To date, Rhodia has announced the following divestments, following receipt of firm purchase commitments :

     o    Latexia (latex paper).

     o    Industrial waste activities (50% participation Teris Sa and Teris
          LLC).

     o    Rhodia-Ster (Polyester in Brazil).

     o    Kermel (meta-aramid technical fibre).

     These four actions already account for 80% of the divestiture programme. After receipt of the proceeds, consolidated net financial indebtedness will be reduced to approximately Euro 2 billion.

o    RESULTS OF THE PARENT COMPANY

     Rhodia SA (parent company) reported a social net income of Euro 81 million and Euro 194 million for the first half of years 2001 and 2002.

o    OUTLOOK

     With regard to business activity, Rhodia anticipates a weak market recovery and slightly higher raw material prices during the third quarter.

     The Group is determined to achieve, and possibly exceed, its objective to divest Euro 500 million worth of non-strategic assets in order to continue to reduce its debt.

o    CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Except for the historical information contained herein, the matters discussed in this report are statements of future expectations and other forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, without limitation, Rhodia's exposure to fluctuations in interest rates and currency exchange rates, in particular the exchange rate of the Euro to the U.S dollar and to U.S dollar-influenced currencies; fluctuations in the price of raw materials, in particular the price of oil; changes in the competitive and regulatory framework in which Rhodia operates, in particular increased competition in the specialty chemical industry; new environmental and health and safety laws and regulations; Rhodia's dependence on its ability to introduce new products and to continue to develop it production processes; changes in economic or technological trend; risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and general market factors on a global, regional and/or national basis. For a description of other factors that might affect Rhodia's results, please see "Risks Factors" and other disclosure in Rhodia's Annual Report on Form 20-F and in its other public filings with the U.S Securities and Exchange Commission and the French Commission des Operations de Bourse.

o    GROUP MANAGEMENT DISCUSSION AND ANALYSIS ADDENDUM :

     SUBSEQUENT EVENT

     The interim condensed consolidated financial statements for the six months ended June 30,2002 were presented to the Board of Directors on July 25 2002, and as every year, are filled at the "Bulletin des Annonces Legales Obligatoires" (BALO) by the end of October.

     Since June 30, 2002, and in accordance with Rhodia's previous announcements, Rhodia has achieved a substantial portion of its divestiture program.

     At the date of the BALO's filling, achieved divestitures of non-core businesses reflect a net loss of approximately (euro)60 million including a loss of approximately (euro)110 million due to the sale of Rhodia-Ster (results in the second quarter of 2002 reflected an accrual of (euro)50 million). Due to a deteriorating economic situation in Brazil, Rhodia reduced the enterprise value of Rhodia-Ster as compared with the initial conditions.

     The net gain/loss on the sale of achieved divestitures and complementary impairment of Rhodia-Ster (for which the closing date was on October 7, 2002), will be accounted for in the consolidated financial statements for the nine months ended September 30, 2002.

              RHODIA AND SUBSIDIARIES


              INDEPENDENT ACCOUNTANTS' REPORT
              ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED JUNE 30, 2002

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

COOPERS & LYBRAND AUDIT                                RSM SALUSTRO REYDEL
MEMBER OF PRICEWATERHOUSECOOPERS
32, Rue Guersant                                       8, Avenue Delcasse
75833 PARIS CEDEX 17                                   75 378 PARIS CEDEX 08


                STATUTORY AUDITORS' REVIEW REPORT ON THE INTERIM
             CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM
              JANUARY 1 TO JUNE 30, 2002 OF RHODIA AND SUBSIDIARIES


(Translated from French into English)


To the Shareholders of Rhodia
26, Quai Alphonse le Gallo
92512 Boulogne Billancourt

Dear Sirs,

In our capacity as Statutory Auditors of Rhodia and in accordance with section L.232-7 of the Commercial Code, we have performed a limited review of the accompanying interim condensed consolidated financial statements ("tableau d'activite et de resultats") of Rhodia and its subsidiaries for the period from January 1 to June 30, 2002, presented in euro. We have also reviewed the information contained in the interim report.

The interim condensed consolidated financial statements are the responsibility of Rhodia's management. Our responsibility, based on our limited review, is to report our conclusions concerning these condensed consolidated financial statements.

We conducted our review in accordance with international generally accepted professional standards. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from an audit, that the interim condensed consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements, in order to present fairly the condensed consolidated results of operations for the six months ended June 30, 2002 and the condensed consolidated financial position and assets and liabilities of Rhodia and its subsidiaries at that date.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


We have also reviewed the information given in the interim report accompanying the condensed consolidated financial statements that were the subject of our limited review. We have no matters to report concerning the fairness of the information given in this interim report or its consistency with the interim financial statements.



July 25, 2002
Paris, France



         Coopers & Lybrand Audit                     RSM Salustro Reydel
   Member of PricewaterhouseCoopers


              Pierre Riou                                 Patrick Iweins

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


Condensed Consolidated Balance Sheets

Assets

--------------------------------------------------------------------------------
 December 31,                                                      June 30, 2002
    2001      (In millions of (euro))                              (Unaudited)*
--------------------------------------------------------------------------------

              Current assets

         233  Cash and short-term deposits                                   184

         180  Marketable securities                                          178

         524  Accounts and notes receivable                                  558

       1,044  Inventories                                                    910

         916  Other current assets                                           931
--------------------------------------------------------------------------------

       2,897  Total current assets                                         2,761
--------------------------------------------------------------------------------

              Investments and other assets

         238  Investments accounted for by the equity method                 160

          75  Investments at cost                                             80

          98  Deposits and long-term receivables                              92

         584  Deferred charges and other assets                              633
--------------------------------------------------------------------------------

         995  Total investments and other assets                             965
--------------------------------------------------------------------------------

       3,561  Tangible assets                                              3,182
--------------------------------------------------------------------------------

              Intangible assets

       1,354  Goodwill                                                     1,247

         206  Other intangible assets                                        193
--------------------------------------------------------------------------------

       1,560  Total intangible assets                                      1,440
--------------------------------------------------------------------------------

       9,013  Total Assets                                                 8,348
--------------------------------------------------------------------------------

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


Condensed Consolidated Balance Sheets

Liabilities and Stockholders' Equity

--------------------------------------------------------------------------------
 December 31,                                                      June 30, 2002
    2001      (In millions of (euro))                              (Unaudited)*
--------------------------------------------------------------------------------

              Current liabilities

       1,037  Short-term borrowings and current portion
              of long-term debt                                           1,001

         885  Accounts and notes payable                                    959

       1,404  Other current liabilities                                   1,193
--------------------------------------------------------------------------------

       3,326  Total current liabilities                                   3,153
--------------------------------------------------------------------------------

       1,949  Long-term debt                                              1,749
--------------------------------------------------------------------------------

              Other long-term liabilities

       1,238  Reserves for pension, deferred income taxes
              and other costs                                             1,237

         149  Other long-term liabilities                                   150
--------------------------------------------------------------------------------

       1,387  Total other long-term liabilities                           1,387
--------------------------------------------------------------------------------

          84  Minority interests in net assets of subsidiaries               84
--------------------------------------------------------------------------------

              Stockholders' equity

       2,690  Common stock; par value 2002 - 1(euro), 2001 -
              15(euro); 179,309,188 shares issued in 2002 and 2001          179

           3  Additional paid-in capital                                  2,514

        (374) Deficit                                                      (391)

         (52) Cumulative translation adjustment                            (327)
--------------------------------------------------------------------------------

       2,267  Total stockholders' equity                                  1,975
--------------------------------------------------------------------------------

       9,013  Total Liabilities and Stockholders' Equity                  8,348
--------------------------------------------------------------------------------

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


Condensed Consolidated Statements of Income for the Six Months Ended June 30, 2002 and 2001 and the Year Ended December 31, 2001

------------------------------------------------------------------------------------------------------------
Twelve Months                                                                   Six Months      Six Months
    Ended                                                                          Ended           Ended
   December                                                                    June 30, 2002   June 30, 2001
   31, 2001     (In millions of(euro))                                          (Unaudited)*    (Unaudited)*
------------------------------------------------------------------------------------------------------------
       7,279    Net sales                                                          3,485           3,906
------------------------------------------------------------------------------------------------------------

                Operating expenses

      (5,166)   Production costs and expenses                                     (2,383)         (2,754)

      (1,120)   Administrative and selling expenses                                 (568)           (586)

        (197)   Research and development expenses                                   (102)            (94)

        (542)   Depreciation and amortization                                       (230)           (239)

        (163)   Restructuring and environmental costs                                 (8)            (18)
------------------------------------------------------------------------------------------------------------

          91    Operating income                                                     194             215

        (186)   Financial expense - net                                              (76)           (112)
------------------------------------------------------------------------------------------------------------

         (95)   Income/(loss) of fully consolidated subsidiaries before              118             103
                non-operating income/(expenses) and income taxes

        (108)   Non-operating income/(expenses) - net                                (39)            (39)

          86    Provision for income taxes                                           (25)            (21)
------------------------------------------------------------------------------------------------------------

        (117)   Income/(loss) of fully consolidated subsidiaries                      54              43

         (16)   Equity in earnings/(losses) of affiliated companies                  (18)              4

         (75)   Amortization of goodwill                                             (25)            (25)
------------------------------------------------------------------------------------------------------------

        (208)   Income/(loss) of consolidated subsidiaries                            11              22

          (5)   Minority interests                                                    (5)             (4)
------------------------------------------------------------------------------------------------------------

        (213)   Net income/(loss)                                                      6              18
------------------------------------------------------------------------------------------------------------

                Earnings/(loss) per share (in (euro))

       (1.19)   o   Basic                                                           0.03            0.10

 179,103,640    o   Average shares outstanding                               179,092,589     179,109,188

       (1.19)   o   Diluted                                                         0.03            0.10

 179,103,640    o   Average shares outstanding                               180,197,022     179,500,061
------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2002 and 2001 and the Year Ended December 31, 2001

----------------------------------------------------------------------------------------------------
   Twelve                                                                Six-Months     Six-Months
Months Ended                                                                Ended          Ended
December 31,                                                            June 30, 2002  June 30, 2001
    2001      (In millions of (euro))                                    (Unaudited)    (Unaudited)
----------------------------------------------------------------------------------------------------

       (213)  Net income/(loss)                                                6              18
----------------------------------------------------------------------------------------------------

        750   Depreciation and amortization of assets and changes            250             268
                 in other long-term reserves

        (15)  Net (gains)/losses from disposals of assets                     (1)            (13)

         41   Equity in (earnings)/losses of affiliated companies             22              12

         21   Dividends received from affiliated companies                     2              20

          5   Minority interests                                               5               4

       (184)  Deferred taxes and unrealized exchange differences              29             (62)

        271   Change in working capital                                      (24)             99
----------------------------------------------------------------------------------------------------

        676   Net cash provided by operating activities                      289             346
----------------------------------------------------------------------------------------------------

       (483)  Additions to property, plant and equipment                    (185)           (266)

       (102)  Other capital investments                                      (26)            (26)

        500   Proceeds from disposals of assets                               62             467

        (69)  (Increase)/decrease in loans and short-term
                investments of more than three months                         28            (131)
----------------------------------------------------------------------------------------------------

       (154)  Net cash provided by/(used for) investing
                activities                                                  (121)             44
----------------------------------------------------------------------------------------------------

       (378)  New (repayments of) long-term borrowings                      (193)           (128)

        (85)  Dividends paid by Rhodia                                         -             (85)

          6   Issuance of shares                                               -               4
----------------------------------------------------------------------------------------------------

       (457)  Net cash (used for) financing activities                      (193)           (209)
----------------------------------------------------------------------------------------------------

          3   Net effect of exchange rate changes on cash                    (24)              6
----------------------------------------------------------------------------------------------------

         68   Increase/(decrease) in cash and cash equivalents               (49)            187

        165   Cash and cash equivalents at beginning of period               233             165
----------------------------------------------------------------------------------------------------

        233  Cash and cash equivalents at end of period                      184             352
----------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


Condensed Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 2001 and the Six Months Ended June 30, 2002

-----------------------------------------------------------------------------------------------------------------
                                                                                       Cumulative      Total
                                              Common       Additional                  translation  Stockholders'
(In millions of (euro))                        stock     paid-in capital    Deficit     adjustment      Equity
-----------------------------------------------------------------------------------------------------------------

January 1, 2001                               2,690            3              (74)         (26)           2,593
-----------------------------------------------------------------------------------------------------------------

Net loss for the year                          (213)        (213)

Dividends paid                                  (85)         (85)

Translation                                      (2)         (26)             (28)
-----------------------------------------------------------------------------------------------------------------

December 31, 2001                             2,690            3             (374)         (52)           2,267
-----------------------------------------------------------------------------------------------------------------

Reduction in par value of common
stock from 15(euro) to 1(euro)               (2,511)       2,511

Net income for the period                                                       6                             6

Dividends paid                                                                (21)                          (21)

Translation                                                                    (2)        (275)            (277)
-----------------------------------------------------------------------------------------------------------------

June 30, 2002 (Unaudited)*                      179        2,514             (391)        (327)           1,975
-----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


Notes to Condensed Consolidated Financial Statements


Note 1 - General Presentation and Accounting Policies

The interim condensed consolidated financial statements for the six months ended June 30, 2002 have been prepared using the accounting principles used for the 2001 consolidated financial statements, adapted for interim closing procedures in which Rhodia uses more estimates than in year-end closings, in accordance with:

     o rule No. 99-02 issued by the Comite de Reglementation Comptable relating to consolidated financial statements of commercial companies, and
     o regulation 99.R.01 issued by the Conseil National de la Comptabilite relating to interim financial statements.


Note 2 - Comparability

Rhodia, after taking into account the quotation of its shares on the Paris and New York stock exchanges, and the divergence between accounting principles generally accepted in France ("French GAAP") and accounting principles generally accepted in the United States ("U.S. GAAP"), particularly relating to the accounting for goodwill amortization, has reclassified Goodwill Amortization below Operating Result (see Note 8). Accordingly, the Operating Result for June 30, 2001 and December 31, 2001 reflects a reclassification of (euro)25 million and (euro)75 million, respectively.

In addition, in order to reflect the net results of affiliated companies, Rhodia has reclassified the income tax provision relating to the associated companies from Provision for Income Taxes to Equity in Earnings/(Losses) of Affiliated Companies. Accordingly, the Provision for Income Taxes and Equity in Earnings/Losses) of Affiliated Companies for June 30, 2001 and December 31, 2001 reflect a reclassification of (euro)11 million and (euro)8 million, respectively.

Goodwill and Other Intangible Assets are now shown separately on Rhodia's balance sheet and certain intangible assets at December 31, 2001 of (euro)52 million that were previously recorded as "Deferred charges and other assets" have been reclassified to "Other Intangible Assets". Also, the negative equity of affiliated companies at December 31, 2001 of (euro)53 million that was previously recorded as a reduction of the balance sheet item "Investments accounted for by the equity method" has been reclassified to "Other long-term liabilities".


Note 3 - Scope of Consolidation

There was no significant change in the reporting entity for the six months ended June 30, 2002. The previously announced pending sales of Teris, Latexia and Rhodia-Ster will affect the second half of 2002 and will be accounted in this period.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


Note 4 - Segment Information

---------------------------------------------------------------------------------------------------------------

                                 Fine     Consumer   Industrial             Services &
(In millions of(euro))             Organics   SpecialtiesSpecialties Polyamide  Specialties   Other    Consolidated

---------------------------------------------------------------------------------------------------------------
Six months ended June 30, 2002:

Net sales                             619        989         606        692         485        193       3,584
---------------------------------------------------------------------------------------------------------------

Intersegment sales                    (56)        (4)        (19)       (12)         (8)         -         (99)
---------------------------------------------------------------------------------------------------------------

Net sales - external                  563        985         587        680         477        193       3,485
---------------------------------------------------------------------------------------------------------------

Operating income (a)                   24         72          45         53          51       (51)         194
---------------------------------------------------------------------------------------------------------------

EBITDA (b)                             70        122          79         99          88       (34)         424
---------------------------------------------------------------------------------------------------------------

Six months ended June 30, 2001:

Net sales                             662      1,174         625        796         518        245       4,020
---------------------------------------------------------------------------------------------------------------

Intersegment sales                    (66)        (7)        (20)       (12)         (9)         -        (114)
---------------------------------------------------------------------------------------------------------------

Net Sales - external                  596      1,167         605        784         509        245       3,906
---------------------------------------------------------------------------------------------------------------

Operating income (a)                   31         55          36         64          64        (35)        215
---------------------------------------------------------------------------------------------------------------

EBITDA (b)                             72        109          67        107         102         (3)        454
---------------------------------------------------------------------------------------------------------------

Year ended December 31, 2001:

Net sales                           1,219      2,163       1,220      1,444       1,013        433       7,492
---------------------------------------------------------------------------------------------------------------

Intersegment sales                   (120)       (10)        (39)       (26)        (18)         -        (213)
---------------------------------------------------------------------------------------------------------------

Net sales - external                1,099      2,153       1,181      1,418         995        433       7,279
---------------------------------------------------------------------------------------------------------------

Operating income (a)                  (35)        65          59         32          83       (113)         91
---------------------------------------------------------------------------------------------------------------

EBITDA (b)                             73        184         125        133         172        (54)        633
---------------------------------------------------------------------------------------------------------------

(a) Operating Result reflects the reclassification of Goodwill Amortization discussed in Note 2.

(b) EBITDA, as defined by Rhodia, equals operating income before depreciation and amortization.


Note 5 - Other Non-operating Income/(Expenses) - Net

Other non-operating income/(expenses) - net for the six months ended June 30, 2002 reflects a (euro)50 million impairment of Rhodia-Ster based on the pending sale which is expected to close in the second half of 2002, costs relating to the sale of receivables of (euro)17 million and foreign currency gains of
(euro)30 million.


Note 6 - Stockholders' Equity

At the May 21, 2002 General Stockholders' Meeting, stockholders approved a reduction of capital for (euro)2,510 million, by reducing the common stock par value from 15(euro) to 1(euro). This reduction has been accounted in the additional paid in capital caption. As of June 30, 2002, Rhodia's capital amounts to (euro)179 million for 179,309,188 shares of common stock.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


Note 7 - Commitments and Contingencies

a) Environmental matters

Rhodia is involved in certain litigation in the normal course of business, involving product liability claims, as well as remediation activities relating to soil and ground contamination at some sites. Rhodia believes that there are no new significant actions other than those disclosed in Note 24 to the 2001 audited consolidated financial statements.

b) Foreign exchange risk, interest rate and price variation management

Rhodia believes that there are no significant changes in foreign exchange risk, interest rate and price variation management, management of risk of oil-based commodities and concentration of counterparty risk other than those disclosed in
Note 24 to the 2001 audited consolidated financial statements.

c) Claims and litigation

Rhodia is involved in certain litigation in the normal course of business, involving primarily claims by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace. Rhodia believes that there are no new significant actions other than those disclosed in Note 24 to the 2001 audited consolidated financial statements.

Some of the North American subsidiaries have potential liabilities under the Superfund legislation. In light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.


Note 8 - Reconciliation from French GAAP to U.S. GAAP

Rhodia applies French GAAP in the preparation of the condensed consolidated financial statements. The differences between French GAAP and U.S. GAAP that could have a material impact on Rhodia's condensed consolidated financial statements are described below:

a)       Accounting for Derivative Instruments and Hedging Activities

U.S. GAAP requires that Rhodia measure all derivatives at fair value and to recognize them in the condensed consolidated balance sheet as an asset or liability. Gains or losses resulting from changes in the values of derivatives are accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


The principal difference between U.S. GAAP and French GAAP relates to the accounting for cash flow hedges. Under U.S. GAAP, Rhodia would record the value of cash flow hedges with an offset to Other Comprehensive Income. Under French GAAP, cash flow hedges are not recognized.

The effect on Stockholders' Equity as June 30, 2002 of applying U.S. GAAP would be a reduction of Stockholders' Equity. Upon realization of cash flow hedges, Other Comprehensive Income would be reclassified into Net Income. The application of this Statement had no impact on Rhodia's net income for the six months ended June 30, 2002.

b) Goodwill and Other Intangible Assets

U.S. GAAP requires that Rhodia cease the amortization of goodwill and indefinite-lived intangible assets and replace it with periodic tests of the impairment of these assets. French GAAP requires that Rhodia amortize goodwill and indefinite-lived assets. Rhodia has completed the transitional impairment test of its goodwill and there is no impairment of its goodwill.

The changes in the carrying amount of goodwill for the six months ended June 30, 2002 are as follows:

-----------------------------------------------------------------------------------------------------------------
                                        Fine       Consumer  Industrial              Services &
(In millions of (euro))               Organics  Specialties  Specialties  Polyamide  Specialities    Consolidated
-----------------------------------------------------------------------------------------------------------------
Balance, January 1, 2002                   476          682         102          19          75          1,354
Additions to goodwill                        -           21           -           -           -             21
Goodwill amortization                       (9)         (11)         (3)         (1)         (1)           (25)
Translation                                (47)         (45)         (4)          -          (7)          (103)
-----------------------------------------------------------------------------------------------------------------
Balance, June 30, 2002 (French GAAP)       420          647          95          18          67          1,247
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                        Fine       Consumer  Industrial              Services &
(In millions of (euro))               Organics  Specialties  Specialties  Polyamide  Specialities    Consolidated
-----------------------------------------------------------------------------------------------------------------
Balance, January 1, 2002                   476          682         102          19          75          1,354
Additions to goodwill                        -           21           -           -           -             21
Translation                                (47)         (46)         (4)         (1)         (7)          (105)
-----------------------------------------------------------------------------------------------------------------
Balance, June 30, 2002 (U.S. GAAP)         429          657          98          18          68          1,270
-----------------------------------------------------------------------------------------------------------------

Other intangible assets (all finite-lived) at December 31, 2001 and June 30, 2002 consist of the following:

-----------------------------------------------------------------------------------------------------------------
                                             December 31, 2001                       June 30, 2002
                                   ------------------------------------------------------------------------------
                                       Gross                     Net       Gross                      Net
                                     Carrying    Accumulated  Carrying    Carrying   Accumulated    Carrying
(In millions of (euro))               Amount     Amortization  Amount      Amount    Amortization    Amount
-----------------------------------------------------------------------------------------------------------------
Patents, licenses and trademarks         128         (70)         58         122         (70)          52
Capitalized software                     261        (163)         98         256        (162)          94
Other intangible assets                   88         (38)         50          84         (37)          47
-----------------------------------------------------------------------------------------------------------------
Total                                    477        (271)        206         462        (269)         193
-----------------------------------------------------------------------------------------------------------------

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


c)   Reconciliation between French GAAP and U.S. GAAP

Net income:

--------------------------------------------------------------------------------
                                                                    June 30,
(In millions of (euro))                                               2002
--------------------------------------------------------------------------------
Net income/(loss) (French GAAP)                                          6
Goodwill amortization                                                   25
--------------------------------------------------------------------------------
Net income/(loss) (U.S. GAAP)                                           31
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                    June 30,
(In (euro))                                                           2002
--------------------------------------------------------------------------------
Basic earnings/(loss) per share:
  French GAAP                                                          0.03
  Goodwill amortization                                                0.14
--------------------------------------------------------------------------------
  U.S. GAAP                                                            0.17
--------------------------------------------------------------------------------
Diluted earnings/(loss) per share:
  French GAAP                                                          0.03
  Goodwill amortization                                                0.14
--------------------------------------------------------------------------------
  U.S. GAAP                                                            0.17
--------------------------------------------------------------------------------

Rhodia's net income/(loss) and earnings/(loss) per share for the six months ended June 30, 2002 and 2001 and for the year ended December 31, 2001, adjusted to exclude goodwill amortization were as follows:

--------------------------------------------------------------------------------
 December 31,                                              June 30,    June 30,
    2001      (In millions of (euro))                        2002        2001
--------------------------------------------------------------------------------
       (213)  Net income/(loss) (U.S. GAAP)                    31         18
         50   Goodwill amortization                             -         25
--------------------------------------------------------------------------------
       (163)  Net income/(loss) (As Adjusted)                  31         43
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 December 31,                                              June 30,    June 30,
    2001      (In (euro))                                    2002        2001
--------------------------------------------------------------------------------
              Basic earnings/(loss) per share:
      (1.19)    U.S. GAAP                                     0.17       0.10
       0.28     Goodwill amortization                            -       0.14
--------------------------------------------------------------------------------
      (0.91)    As Adjusted                                   0.17       0.24
--------------------------------------------------------------------------------
              Diluted earnings/(loss) per share:
      (1.19)    U.S. GAAP                                     0.17       0.10
       0.28     Goodwill amortization                            -       0.14
--------------------------------------------------------------------------------
      (0.91)    As Adjusted                                   0.17       0.24
--------------------------------------------------------------------------------

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2002
(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)


Stockholders' equity:

--------------------------------------------------------------------------------
 December 31,                                                          June 30,
    2001      (In millions of (euro))                                    2002
--------------------------------------------------------------------------------
     2,267    Stockholders' equity (French GAAP)                        1,975
       (35)   Derivatives (cash flow hedges - net of tax)                 (33)
         -    Goodwill amortization                                        25
         -    Translation                                                  (2)
--------------------------------------------------------------------------------
     2,232    Stockholders' equity (U.S. GAAP)                          1,965
--------------------------------------------------------------------------------

d)   Comprehensive income/(loss):

Comprehensive income/(loss) includes all changes in stockholders' equity during a period except those resulting from investments by and distributions to stockholders. The following table presents comprehensive income/(loss) for the six months ended June 30, 2002 and 2001 and for the year ended December 31, 2001:

--------------------------------------------------------------------------------
 December 31,                                              June 30,    June 30,
    2001      (In millions of (euro))                        2002        2001
--------------------------------------------------------------------------------
      (213)   Net income/(loss) (U.S. GAAP)                    31         18
       (35)   Derivatives                                       2        (26)
       (28)   Translation                                    (279)        35
--------------------------------------------------------------------------------
       (276)  Comprehensive income/(loss)                    (246)        27
--------------------------------------------------------------------------------

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 31, 2002                               RHODIA


                                             By:     /s/ PIERRE PROT
                                                     ---------------------------
                                             Name:   Pierre PROT
                                             Title:  Chief Financial Officer